EXHIBIT (a)(2)

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE



BellaVista Capital, Inc.
420 Florence Street, Suite 200
Palo Alto, California 94301
Telephone  (650) 328-3060
Facsimile  (650) 328-3066

                                November 9, 2007


Re:  The Company's Offer to Redeem at $2.00 per Share

The offer dated October 1, 2007, by BellaVista Capital, Inc., a Maryland corporation (the "Company"), to purchase up to 750,000 shares of its Common Stock, par value $0.01 per share (the "Shares"), at a price of $2.00 per share, net to the seller in cash, without interest, has been amended. The Offer is amended to extend the Expiration Date to November 23, 2007, and to increase the total number of Shares subject to the offer from 750,000 to 1,500,000. As of the date hereof, a total of 973,477 Shares have been tendered to the Company and not withdrawn. If all Shares subject to the Offer are tendered and accepted, the total purchase price will be $3,000,000. The 1,500,000 Shares subject to the Offer represent approximately 10.8% of the Company's outstanding Shares.